Exhibit 99.1

GDEV announces results of 2023 Annual General Meeting

August 29, 2023 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”) held its 2023 annual general meeting (the “AGM”) on August 25, 2023. As reflected in the voting results below, all of the agenda items proposed for consideration were approved by a majority of the votes cast by shareholders of the Company personally present or represented by proxy at the meeting.

1. Appointment of the Company’s auditors

To confirm the appointment of KPMG, as the Company’s auditor in accordance with the provisions of section 153 of the Companies Law Cap 113 to hold office from the conclusion of this AGM until the members appoint another auditor. The remuneration of the auditor shall be fixed by resolution of Directors in such manner as the Directors may determine or in a manner required by the rules and regulations of the stock exchange applicable to the Company.

The final voting results were as follows:

Votes for	Votes Against	Abstained
114,297,357	259	54

2. Election of Directors

To re-elect the following Directors of the Company:

•	Natasha Braginsky Mounier, Independent Director

The final voting results were as follows:

Votes for	Votes Against	Abstained
114,297,081	579	10

•	Marie Holive, Independent Director

The final voting results were as follows:

Votes for	Votes Against	Abstained
114,297,081	579	0

•	Olga Loskutova, Independent Director

The final voting results were as follows:

Votes for	Votes Against	Abstained
114,297,090	577	3

•	Andrew Sheppard, Independent Director

The final voting results were as follows:

Votes for	Votes Against	Abstained
114,297,099	561	10

•	Tal Shoham, Independent Director

The final voting results were as follows:

Votes for	Votes Against	Abstained
114,297,051	619	0

About GDEV

GDEV is a gaming and entertainment company, focused on growing and enhancing its portfolio of studios. With a diverse range of subsidiaries, including Nexters, Cubic Games, Dragon Machines, and more, GDEV strives to create games that inspire and engage millions of players for many years. Its franchises, such as Hero Wars, Island Questaway, Pixel Gun 3D, Throne Rush and others have accumulated hundreds of millions of installs worldwide. For more information, please visit gdev.inc

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer rs@gdev.inc